December 11, 2012

Via EDGAR Submission

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Teletouch Communications, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended May 31, 2012

Filed September 28, 2012

Form 10-Q for the Quarterly Period Ended August 31, 2012

Filed October 15, 2012

File No. 1-13436

Dear Mr. Spirgel:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated November 27, 2012 (the “Comment Letter”) relating to the above-referenced filings of Teletouch Communications, Inc. (the “Company”). The answer set forth herein refers to the Staff’s sole comment. For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.

Form 10-K/A for the Fiscal Year Ended May 31, 2012

Note 2 – Settlement and Release Agreement with AT&T, page 59

1.	Please tell us when you are recognizing the transfer fees for cellular subscribers that transferred from Progressive Concepts, Inc. (“PCI”), a wholly-owned subsidiary of Teletouch Communications, Inc., to AT&T. We note that such fees have a chargeback period of 180 days for transfers made during the term of the distribution agreement or 90 days for transfers made at the termination or expiration of the distribution agreement. In addition, tell us when you are recognizing the compensation received under the AT&T Exclusive Dealer Agreement for AT&T products and other services sold. We note that such compensation is subject to a partial or full chargeback if the subscriber does not remain continuously on such services with AT&T for 180 days.

Response: Following an over two year arbitration initiated by Teletouch Communications, Inc’s (“Teletouch”) wholly owned subsidiary, Progressive Concepts, Inc. (“PCI”, and together with Teletouch, the “Company”) against AT&T, PCI entered into a Settlement and Release Agreement with AT&T on November 23, 2011 (the “Settlement”) and as a provision of the Settlement, AT&T and PCI entered into the Third Amendment to the Distribution Agreement (the “Third Amendment”). The Third Amendment extends the term of PCI’s distribution agreement with AT&T to November 30, 2014, provides for PCI to receive $150 compensation from AT&T (a “Transfer Fee”) for each cellular subscriber that voluntarily transfers billing services from PCI to AT&T during the term of the Distribution Agreement and commits PCI to transfer all of its cellular subscribers to AT&T at the end of the Distribution Agreement (November 2014) in exchange for compensation of $200 per subscriber (the “Purchase Price”) with the maximum cumulative Transfer Fees and Purchase Price paid not to exceed $8.5 million. Under the terms of the Third Amendment, the Transfer Fees are subject to chargeback against PCI if the cellular subscriber cancels cellular service within 180 days following the date of transfer and the Purchase Price is subject to chargeback if the cellular subscriber cancels service within 90 days following the expiration of the agreement with AT&T in November 2014.

Based on the guidance in Accounting Standards Codification (“ASC”) 605-50, Customer Payments and Incentives (“ASC 605-50”), the Company is recognizing the compensation for a Transfer Fee earned under the Third Amendment to the Distribution Agreement (the “Third Amendment”) with AT&T in the period the cellular subscriber transfers its cellular service from PCI to AT&T. Since AT&T is a vendor of the Company, the cash consideration (i.e. Transfer Fees) paid by AT&T is considered a reduction of the Company’s selling costs according to the guidance under ASC 605-50 and is recorded as an offset to operating costs within the Company’s consolidated financial statements.

Following the Settlement with AT&T on November 23, 2011 and through the end of the Company’s fiscal year on May 31, 2012, the Company recognized approximately $267,000 (average of approximately $44,500 per month) in Transfer Fees related to cellular subscribers that voluntarily transferred service to AT&T during that period. During the Company’s first quarter of fiscal 2013, June 1, 2012 through August 31, 2012, the Company recognized approximately $159,000 in Transfer Fees. All Transfer Fees have been paid by AT&T by the end of the month following the month the transfer occurs, in accordance with the terms of the Third Amendment. To date, there has been no chargebacks of any Transfer Fees paid by AT&T. Because this process is initiated by the cellular subscriber and does require certain paperwork and effort to complete the transfer, the Company estimated that the majority of the cellular subscribers voluntarily transferring to AT&T would remain on service at least for the first 180 days, but initially considered its chargeback exposure if such subscribers disconnected service at a similar rate to other cellular subscribers on service with PCI. PCI’s average cellular subscriber attrition rate for the 12 month period ending November 2011 was 1.36% of all of its cellular subscribers per month. Therefore, the maximum chargeback exposure was estimated at 6 times the monthly attrition rate, or 8.16%. With no chargebacks realized through the date of filing the Company’s financial statements for its quarter ended February 28, 2012, the Company concluded that its chargeback exposure for transfer fees recognized in those financials was minimal and no reserve was recorded. At fiscal year-end May 31, 2012 and through the date of filing those financial statements, the Company again reviewed its estimates of this chargeback exposure and with no chargebacks realized to date, concluded that its exposure was even less than previously estimated therefore, no reserve was recorded. The Company will continue to evaluate its exposure related to potential chargebacks and will revise its estimates in the event that it begins to experience any chargebacks of these Transfer Fees from AT&T.

At the expiration of the Distribution Agreement in November 2014 and following the transfer of all of the Company’s remaining cellular subscribers to AT&T, the Company does expect that certain of those subscribers will disconnect service and does anticipate that it will record a reserve against a portion of the Purchase Price accrued at the date those subscribers are transferred to AT&T. With the chargeback period being shortened to 90 days relative to the Purchase Price, the Company will use its then current subscriber attrition rates as a starting point to estimate the portion of the Purchase Price that may be subject to chargeback related to subscribers that disconnect service after being transferred to AT&T.

Additionally, following the guidance of ASC 605-50, the Company recognizes the compensation it earns under the Exclusive Dealer Agreement (“Dealer Agreement”) with AT&T as revenue in the period the AT&T branded equipment and / or services are sold to a customer. The compensation earned under the Dealer Agreement to date has been insignificant as the Company is focused on servicing its customers under its more profitable Distribution Agreement with AT&T. To date, chargebacks against these commissions have been nominal and the Company has not recorded a reserve for future chargebacks due to the immateriality of this potential exposure . Throughout the term of the Dealer Agreement, the Company will monitor any chargebacks and consider establishing a chargeback reserve to offset the earned compensation under the Dealer Agreement if either commissions received or estimated chargebacks increase to a level that is considered material to the Company’s consolidated financial statements.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by email at doug.sloan@teletouch.com or by phone at (469) 248-4081 if you have any questions.

Sincerely,

/s/ Douglas E. Sloan

Douglas E. Sloan

Chief Financial Officer